SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-36073

                  Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                           No ☒

       If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On Tuesday, May 20, 2014, Enzymotec Ltd. issued a press release entitled “Enzymotec Announces Extraordinary General Meeting of Shareholders to Approve its Compensation Policy.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer

Date: May 20, 2014

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit 99.1	Description Press release dated May 20, 2014 entitled “Enzymotec Announces Extraordinary General Meeting of Shareholders to Approve its Compensation Policy.”